UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 14, 2022

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Summit Therapeutics Inc.

File No. 001-36866 - CF#36216

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Summit Therapeutics plc submitted an application under Rule 24b-2 requesting extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on April 13, 2018.

Based on representations by Summit Therapeutics plc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.26   through April 30, 2025

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Robert Errett
Chief, Disclosure Management Office